NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES MAJOR ACQUISITION AND BOUGHT DEAL FINANCING

PET Secures 47 MMcfe/d Natural Gas Acquisition; Doubling Reserves and Increasing Reserves per Trust Unit by 63% and Reserve Life Index by 58%

Calgary, AB – May 29, 2007 Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) has entered into various agreements that will result in the acquisition of predominantly natural gas producing properties in east central Alberta (the “Acquisition) for $392 million, subject to closing adjustments.  The Acquisition is expected to close on or about June 26, 2007 with an effective date of June 1, 2007.

The properties being acquired are located in a year round access area within the Trust’s Southern Core Area and are an operational, geographical and strategic fit with PET’s existing shallow gas operations.  The Acquisition is consistent with PET’s ongoing strategy of expanding its shallow gas operations to year round access areas in east central Alberta. BMO Capital Markets is acting as exclusive financial advisor to PET in connection with the Acquisition.

As a result of the Acquisition, the Trust’s current daily production of 160 MMcfe/d (26,666 BOE/d) will increase by 29 percent to 207 MMcfe/d (34,500 BOE/d) and PET’s proved plus probable reserves will increase by 100 percent to 527.8 Bcfe (88 MMBOE), based on the NI 51-101 compliant reserve report prepared on behalf of the vendor for the acquired assets combined with the Trust’s existing year end reserve report, both with an evaluation date of December 31, 2006 and not adjusted for production or new reserve additions since the evaluation date.

The Acquisition will be funded through a combination of bank debt, an issue of $250,512,500 Subscription Receipts and an issue of $75 million aggregate principal amount of 6.50% convertible debentures as outlined later in this press release.

The Acquisition is five percent accretive to production per Trust Unit for the second half of 2007 and 63 percent accretive to reserves per Trust Unit as at December 31, 2006.  Further the Trust’s reserves to production ratio, utilizing current production and year end 2006 proved and probable reserves, will increase by 58 percent to a reserve life index of 7 years. In addition, in combination with the financing arrangements, the Acquisition will result in an increase of approximately three percent to PET’s estimated cash flow per Trust Unit on a pro forma basis for the second half of 2007.  The gas production is largely uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.  This accretive transaction will reduce PET’s projected 2007 second half payout ratio to approximately 52 percent of estimated cash flow which further enhances the sustainability of PET’s current level of monthly distributions of $0.14 per Trust Unit.

“This is a significant acquisition providing not only solid base production but also many additional years of conventional drilling and shallow gas resource play inventory in a year round access area as well as ownership of infrastructure proximal to our existing east central Alberta properties” said Sue Riddell Rose, President and Chief Executive Officer of the Trust.  “The Acquisition is a perfect strategic fit with our existing operations and the year round access nature of the properties will allow us to further increase the efficiency of our capital programs.  We are extremely excited to have achieved another milestone in our strategy of creating value through synergistic shallow gas acquisitions in northeast and east central Alberta. This disciplined transaction meets our strategic objectives to move forward by strengthening PET’s position as a fully functional, going-concern, low risk exploration and production company.”

ACQUISITION HIGHLIGHTS

•

Current average daily production of approximately 47 MMcfe/d, (7,800 BOE/d);  40 MMcf/d of working interest natural gas production, 550 Bbls/d of working interest oil and natural gas liquids production and an additional 600 BOE/d of royalty volumes;

•

Proved and probable reserves of 269.1 Bcfe (44.8 MMBOE; 96 percent natural gas) as evaluated by the vendor’s third party independent engineering consultants, Ryder Scott Company Petroleum Consultants (“Ryder Scott”),  as at December 31, 2006;

•

Favorable transaction metrics of:

o

$43,725 per flowing BOE of production at June 1, 2007;

o

4.7 times annualized first quarter 2007 cash flow of $18.2 million; and

o

$7.62 per proved plus probable BOE ($13.85 per proved BOE) based on the independent reserve evaluation, excluding $50 million for seismic and land with no reserves assigned;

•

At current production and year end reserve estimates, the assets have a reserve life index of 15.7 years;

•

Estimated 2007 operating costs of $1.63 per Mcf and royalties of less than 20 percent are consistent with PET’s existing cost structure, resulting in minimal dilution to the Trust’s high field operating netbacks from its existing properties;

•

Monthly cash flow from operations of approximately $6 million per month at current natural gas prices;

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High working interest of 71 percent in approximately 1,100 wells (not including 1,450 royalty interest wells), strategic infrastructure ownership and operatorship in 13 gas plants/major compressor stations, 31 booster compressor stations and working interest in 15 non-operated facilities;

•

Approximately 130 wellbores with behind pipe reserves assigned presenting recompletion opportunities for low cost production additions;

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Over 1,400 prospective drilling locations focused on the low risk Viking shallow gas resource play;

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Over 30 drill-ready, low cost drilling prospects and more than 100 additional drilling prospects which require additional delineation targeting conventional multi-zone shallow gas plays, all of which have no reserves assigned in the Ryder Scott reserve report;

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Approximately 232,000 net acres of undeveloped land with an average 82 percent working interest of which 140,000 net acres is fee title freehold acreage with no Crown royalty. In addition, the Acquisition includes 78,000 net acres of undeveloped fee title freehold acreage which has been leased to third parties;

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Approximately 33 square miles of 3-D and 8,750 miles of 2-D seismic data for continued future prospect definition and delineation; and

•

Exposure to developing plays in the Colorado shale, Mannville coal bed methane, particularly at West Holden which is in the early stages of delineation, and the Belly River coal bed methane plays that are emerging in the area.

EAST CENTRAL ALBERTA ASSETS

Area	Production(1)	Proved and Probable Reserves(2) (3)	Characteristics
Mannville/ Duvernay	19.3 MMcfe/d	116.3 Bcfe	Viking, Colony, Sparky, Lloyd, Cummings, Glauconite, Ellerslie and Nisku production at 82% WI

Warwick	5.3 MMcfe/d	39.5 Bcfe	Belly River, Viking, Colony, Sparky, Lloyd, Cummings, Glauconite, Ellerslie, Nisku and Wabamun production at 55% WI
Bruce	13.4 MMcfe/d	80.1 Bcfe	Belly River, Viking, Colony, Glauconite, Ellerslie and Wabamun production at 64% WI
SE Birchwavy	9.0 MMcfe/d	32.4 Bcfe	Belly River, Viking, Colony, Glauconite and Ellerslie production at 71% WI
AB Minor Properties	0.4 MMcfe/d	0.6 Bcfe
Total	47.4 MMcfe/d	269.0 Bcfe

(1)

Production volumes are May 2007 working interest and royalty interest sales field estimate.

(2)

Reserve volumes are per Ryder Scott’s evaluation as of December 31, 2006.

(3)

Includes royalty interest reserves.

FINANCING

The acquisition price of $392 million, prior to adjustments, will be funded through a combination of bank debt, an issue of Subscription Receipts and an issue of convertible debentures collectively, (the “Offering”).  In conjunction with the Acquisition, PET has entered into an agreement to sell on a bought deal basis, 20,450,000 subscription receipts (“Subscription Receipts”) at a price of $12.25 each for gross proceeds of $250,512,500, and $75 million aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (“Debentures”) to a syndicate of underwriters to be led by BMO Capital Markets.  PET has also granted the underwriters an option to purchase up to an additional $37,576,875 of Subscription Receipts on the same terms as above.  Closing is expected to occur on or about June 20, 2007.

Each Subscription Receipt represents the right to receive one Trust Unit on the closing of the Acquisition, without the payment of any additional consideration.  The proceeds from the Offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before August 31, 2007, the net proceeds will be released to PET and used to pay part of the purchase price of the Acquisition.  If the Offering closes before the Acquisition closes, holders of Subscription Receipts will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the Offering and the closing of the Acquisition.  If the Acquisition fails to close by August 31, 2007 the Acquisition is terminated at an earlier time, or if the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 6.50%, a final maturity date, if extended, of June 30, 2012, and will be convertible into the trust units of PET at a price of $14.20 per Trust Unit.  The initial maturity date of the Debentures will be August 31, 2007, with an automatic extension to June 30, 2012 upon the closing of the Acquisition.  If the Acquisition does not close on or before August 31, 2007, or if the Acquisition is terminated at an earlier time, or if the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition, the Debentures will mature on the initial maturity date.  The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2007.

BENEFITS TO PET UNITHOLDERS

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A 29 percent increase in PET’s production and a 5 percent increase on a production per Unit basis for the second half of 2007;

•

Accretion of 44 percent in proved reserves per Trust Unit and 63 percent in proved and probable reserves per Trust Unit, utilizing the NI 51-101 compliant independent assessments of reserves for both PET’s existing assets and the Acquisition properties as at December 31, 2006;

•

A 58 percent increase to the Trust’s reserve life index, increasing the Trust’s reserve to production ratio to 7 years on a proved plus probable basis;

•

Accretion of approximately three percent to PET’s cash flow per Trust Unit on a pro forma basis for the second half of 2007, reducing the Trust’s projected payout ratio to 52 percent for that period. The accretion figures are based on PET’s internal assessment of the cash flows from the Acquisition and PET’s base forecast of consolidated cash flows at current forward commodity prices, including the Trust’s current hedging portfolio;

•

Technical and operational synergies with PET’s shallow gas focused asset base for smooth integration and enhanced value on both existing and newly acquired assets;

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Access to an experienced technical and operational team to enhance the Trust’s current east central Alberta exploration and exploitation program;

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Additional production and future capital program diversification into year round access areas;

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Enhanced prospect inventory for future production sustainability with the addition of both recognized proved and probable undeveloped reserves as well as a significant increase to the Trust undeveloped land base.  At closing, PET’s undeveloped land will grow by 23 percent to approximately 1.6 million net acres, over four times that of the Trust’s peer group on a relative-size basis;

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Facilities and equipment being acquired are consistent with PET’s existing shallow gas infrastructure, providing for the opportunity to cross-utilize equipment inventory in future activities;

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Uncontracted gas production brings additional flexibility to PET’s natural gas price management program; and

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Continued gas focus to further position PET to capitalize on potential natural gas price increases in the current volatile commodity price market.

UPDATED 2007 GUIDANCE

Incorporating this Acquisition and current natural gas prices, PET herein provides updated estimates of operating and financial performance for the full year and second half of 2007.

		Annual 2007		July 1 to December 31, 2007
		Previous Guidance	Updated Guidance (1)	Previous Guidance	Updated Guidance (1)

Natural Gas Production	(MMcf/d)	150	178	153	200

Gas Prices
AECO Monthly Index	($/GJ)	7.00	7.18	7.14	7.38
PET Realized	($/Mcf)	7.88	7.84	7.85	7.97

Cash Flow (2)	($ millions)	250	309	127	175
Cash Flow per Unit	($/Unit/Month)	0.24	0.26	0.24	0.27

2007 Capital Expenditures	($ millions)	110	130	35	55

Payout Ratio	(%)	61	56	58	52

Net Debt, including Convertible Debentures	($ millions)	425	540	425	540
Ending Debt to Cash Flow Ratio (3)	times	1.7	1.7	1.7	1.5

(1)

The updated 2007 guidance reflects the results of the Acquisition. Cash flow from the June 1, 2007 effective date of the Acquisition to closing will be recorded as a reduction in the purchase price.

(2)

Includes forward AECO gas prices as of May 25, 2007, PET financial hedges and physical forward sales and PET marketing contracts.

(3)

Calculated as net debt at year end 2007, including convertible debentures, as debt divided by annualized cash flow for the periods indicated.

CONFERENCE CALL AND WEBCAST

PET will be hosting a conference call and webcast at 2:30 p.m. Mountain Time today May 29, 2007, to review this transaction.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: 1-800-732-0232; Toronto and area, 1-416-644-3416. To participate in the live webcast please visit www.paramountenergy.com or www.companyboardroom.com.  The webcast will also be archived shortly following the presentation.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A and PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FORWARD-LOOKING INFORMATION AND READER ADVISORY

This news release contains forward-looking information.  Implicit in this information, are  statements and assumptions regarding, without limitations,  natural gas prices, production, royalties, capital expenditures, expenses, completions and timing of the Acquisition and Offering, the use of proceeds of the Offering and 2007 guidance which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The forward-looking statements contained in this press release are made as of the date hereof and neither PET nor Paramount Energy Operating Corp., the Administrator of PET, undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless expressly required to do so by applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities offered have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

Completion of the Acquisition and the Offering are subject to certain conditions and customary regulatory approvals and there is a risk that, if such conditions and approvals are not satisfied or obtained, the Acquisition and the Offering will not be completed within the anticipated time frame or at all.

BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six Mcf to one Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose

President and Chief Executive Officer

Cam Sebastian

Vice President, Finance and Chief Financial Officer

Gary Jackson

Vice President, Land, Legal and Acquisitions

Sue Showers

Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.